UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark one):

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2013.

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ______________ to ________________.

Commission file number 1-6961

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Gannett Co., Inc.
401(k) Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Gannett Co., Inc.
7950 Jones Branch Drive
McLean, Virginia 22107

THE GANNETT CO., INC.
401(k) SAVINGS PLAN
Table of Contents

Report of Ernst & Young LLP

Independent Registered Public Accounting Firm

Plan Administration
The Gannett Co., Inc. 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of The Gannett Co., Inc. 401(k) Savings Plan (the Plan) as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The Gannett Co., Inc. 401(k) Savings Plan at December 31, 2013 and 2012, and the changes in its net assets available for benefits for the year ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2013 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

McLean, Virginia

June 27, 2014

THE GANNETT CO., INC.
401(k) SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31, 2013	December 31, 2012
Assets		
Cash:	$ 1,984,018	$ 5,419,113
Investments at fair value:		
Gannett Co., Inc. common stock	326,864,265	198,538,674
Other investments	1,225,272,904	1,103,085,163
Total investments	1,552,137,169	1,301,623,837
Receivables:		
Employer contribution	8,485,528	10,459,170
Interest and dividends	2,425,549	2,549,170
Due from broker, net	2,483,842	840,103
Note receivables from participants	21,167,056	22,131,790
Total receivables	34,561,975	35,980,233
Total assets	1,588,683,162	1,343,023,183
Liabilities		
Other payables	408,385	335,632
Total liabilities	408,385	335,632
Net assets available for benefits, at fair value	1,588,274,777	1,342,687,551
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(2,085,319)	(5,475,763)
Net assets available for benefits	$1,586,189,458	$1,337,211,788

The accompanying notes are an integral part of these financial statements.

THE GANNETT CO., INC.
401(k) SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

		Year Ended December 31, 2013
Contributions:		
Employer, net	$	45,092,760
Employee		67,478,920
Total contributions		112,571,680
Interest income on notes receivable from participants		892,104
Investment income:		
Interest and dividends		23,453,045
Net appreciation in fair value of investments		306,817,268
Total investment income		330,270,313
Total additions		443,734,097
Benefits paid to participants		(197,389,155)
Administrative expenses		(2,957,776)
Total deductions		(200,346,931)
Net increase prior to transfer from other plans		243,387,166
Other changes in net assets available for benefits		
Transfers of assets from other plans		5,590,504
Net increase		248,977,670
Net assets available for benefits:		
Beginning of year		1,337,211,788
End of year	$	1,586,189,458

The accompanying notes are an integral part of these financial statements.

NOTE 1 - DESCRIPTION OF THE PLAN

General

The following description of The Gannett Co., Inc. 401(k) Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions. The Plan was formed in June 1990 as a voluntary defined contribution plan covering eligible employees of Gannett Co., Inc. (the Company or Gannett) and its participating subsidiaries. Generally, employees who are scheduled to work at least 1,000 hours during the year are eligible to participate in the Plan beginning on the first day of the first pay period following his or her employment date that is administratively practicable. Employees covered under collective bargaining agreements are eligible to participate in the Plan only if participation has been bargained. The Plan is subject to the applicable sections of the Employee Retirement Income Security Act of 1974 (ERISA).

Administration of Plan Assets

The Plan assets are held under a trust agreement (the Trust) with Northern Trust (the Trustee). Xerox HR Solutions, LLC, serves as the record-keeper. Charles Schwab is the broker/dealer of assets held in the brokerage window. The Gannett Benefit Plans Committee serves as the Plan administrator.

Plan Benefits

Company common stock is allocated to participants to the extent necessary to provide the matching contribution. All Plan participants, regardless of age or years of participation, can transfer at any time all or part of their employer match in Gannett stock to one or more of the other investment options.

Upon termination of an employee with vested benefits, the employee has the right to receive any Gannett common shares in kind. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers eleven core investment options which include one privately managed fund, six registered investment company mutual funds, two "fund of funds" options, Gannett Co., Inc. common stock and a suite of target maturity funds. In addition, the Plan offers a self-directed mutual fund window that gives participants access to invest in over 6,000 mutual funds. The Plan allocates investment income to participants' accounts daily, based upon the relationship among their account balances at the end of each day. Participants are immediately vested in their contributions plus actual earnings thereon. Participants generally become fully vested in the Company's matching contribution after three years of service. Forfeitures are applied against future employer contributions. The amount of forfeitures applied to employer contributions was $1,911,485 and $967,622 for the years ended December 31, 2013 and 2012, respectively.

Upon termination of employment, disability or death, participants or their beneficiaries are generally eligible to receive their benefits in a lump sum. Limited hardship withdrawals are also available for active employees.

Participant Loans

Under the terms of the Plan, generally participants may borrow from their accounts up to 50 percent of their vested account balance, excluding the Company matching contributions and their earnings, with a minimum loan of $500 up to a maximum of $50,000. The loans are secured by the balance in the participants' accounts, generally bear interest at the prime rate plus 1%, and have maturities for a period not to exceed five years.

Voting Rights

Each participant is entitled to exercise voting rights attributable to the shares allocated to his/her account and is notified by the Trustee prior to the time that such rights are to be exercised. The Trustee votes for uninstructed shares in the same proportion as instructed shares.

Contributions

A participant may generally contribute, on a pre-tax basis, any whole percentage amount, up to 50 percent of compensation for a payroll period. Additionally, an eligible participant who has attained age 50 before the close of the Plan Year shall be eligible to make tax-deferred catch-up contributions in accordance with, and subject to the limitations of Section 414(v) of the Internal Revenue Code (IRC). However, employer matching contributions shall not be made on amounts treated as catch-up contributions. The employer match is generally 100 percent of the first 5 percent of compensation that a participant contributes. Participant contributions are subject to certain limitations. In 2013 and 2012, the Plan recognized additional employer contributions (transition credits) of $8.5 million and $10.5 million, respectively, for long-service employees whose benefit accruals under the Gannett Retirement Plan were frozen.

Gannett can fund the employer match through purchases of stock on the open market or through the use of existing treasury shares. In 2013 and 2012, the employer match was generally funded through open market purchases. Participants in certain operating units receive a cash matching contribution as stipulated in the Plan document.

Plan Termination

Although the Company has not expressed any intent to terminate the Plan, it may do so at any time. In the event of Plan termination, the accounts of all participants will become fully vested and the assets will be distributed in accordance with ERISA.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting and Use of Estimates

The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP), in all material respects. The Plan's financial statements are prepared on the accrual basis of accounting, and reflect management's estimates and assumptions, such as those regarding fair value, that affect the recorded amounts of assets and liabilities and changes therein, and discussion of contingent assets and liabilities. Actual results may differ from these estimates.

Valuation of Investments

Investments are reported at fair value. See Note 8 for discussion of fair value measurements.

In accordance with the Other Presentation Matters Subtopic of Accounting Standards Codification (ASC) Topic 962, *Plan Accounting – Defined Contribution Pension Plans*, the Plan records all traditional and synthetic guaranteed investment contracts (GICs) at fair value as part of other investments in the Statements of Net Assets Available for Benefits. However, as these GICs are fully benefit-responsive per the ASC, a separately disclosed adjustment is made to reflect contract value as part of net assets available for benefits.

The Plan's traditional GICs provide a fixed rate of interest over a specified period of time. The fair value of traditional GICs is based on the present value of future cash flows calculated based on market interest rates of GICs with similar terms as of year-end. The adjustment from fair value to contract value is based on the contract value reported by the insurance company. Contract value represents contributions made under the contract, plus interest at the contract rate, less funds to pay benefits and administrative expenses charged by the insurance company.

Synthetic GICs are comprised of the underlying assets which consist primarily of corporate bonds, agency bonds and U.S. Treasury notes, and a wrapper contract issued by a financially responsible third party. The issuer of the wrapper contract provides that the Trust may make withdrawals at contract value for benefit responsive requirements. The synthetic GICs are designed to reset the respective crediting rate on a periodic basis, typically quarterly. The net crediting rate reflects wrap fees paid to the contract issuers. The rate reset allows the contract value of the portfolio to converge to the fair value over time, assuming the fair value continues to earn the current portfolio yield for a period of time equal to the current portfolio duration. The fair value of synthetic GICs includes the value of the underlying securities and the value of the wrapper contract.

The average yield earned by the investment contracts was 1.80% and 2.36% during the years ended December 31, 2013 and 2012, respectively. The average yield earned by the contracts with an adjustment to reflect the actual interest rate credited to participants in the fund was 1.38% and 1.95% during the years ended December 31, 2013 and 2012, respectively.

Certain events limit the ability of the Plan to transact at contract value with the insurance company and the financial institution issuer. Such events include, but are not limited to: (i) significant amendments to the Plan documents or Plan's administration; (ii) changes to the Plan's prohibition on competing investment options by participating plans or deletion of equity wash provisions; (iii) complete or partial termination of the Plan or its merger with another plan; and (iv) the failure of the Plan or its trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan administrator believes that the occurrence of any such event, which would limit the Plan's ability to transact at contract value with participants, is not probable.

Guaranteed investment contracts generally do not permit issuers to terminate the agreement prior to the scheduled maturity date. Circumstances that would allow such termination include, but are not limited to: (i) the Plan fails to furnish any information or documents required under the contract; or (ii) the Plan fails to qualify under applicable provision of the IRC. Wrap contracts generally are evergreen contracts that contain termination provisions. However, guidelines are intended to result in contract value equaling market value of the wrapped portfolio by such termination date.

Income Recognition

Contributions are recorded by the Plan at the time they are accrued by the employer. Interest income on Plan investments is accrued when earned. The Statement of Changes in Net Assets Available for Benefits presents the net appreciation in the fair value of investments which consists of the realized gains or losses and the unrealized appreciation on investments bought and sold as well as held during the year.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Administrative Expenses

All administrative expenses are paid by the Plan.

Payment of Benefits

Benefits are recorded when paid.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2013 or 2012. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Recently Issued Accounting Standards

In May 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update 2011-04, *Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs*, (ASU 2011-04). ASU 2011-04 amended ASC 820, *Fair Value Measurements and Disclosures*, to converge the fair value measurement guidance in U.S. GAAP and International Financial Reporting Standards (IFRSs). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. Adoption of ASU 2011-04 did not have an effect on the Plan's net assets available for benefits or changes in net assets available for benefits. Refer to Note 8 for disclosures required by the ASU.

NOTE 3 - TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service (IRS) dated July 1, 2011, stating that the Plan is qualified under Section 401(a) of the IRC and, therefore, the related trust is exempt from taxation. The plan has applied for a determination letter in 2013. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2010.

NOTE 4 - INVESTMENTS

The following investments represent assets held in excess of 5% of the Plan's net assets available for benefits:

	December 31, 2013	December 31, 2012
Gannett Co., Inc. common stock	326,864,265	198,538,674
Vanguard S&P 500 Fund	127,920,959	91,856,020
Dodge & Cox Balanced Fund	122,031,449	98,471,280
American EuroPacific Growth Fund	102,460,817	93,871,976
PIMCO Total Return Fund	84,458,074	121,857,804

A summary of net appreciation during the year ended December 31, 2013 was:

	Year Ended December 31, 2013
Common stock - Gannett Co., Inc.	$ 132,047,077
Target maturity funds	40,916,207
Mutual funds	81,268,546
Large cap growth	18,000,560
Index funds	30,992,644
Self-directed brokerage accounts	3,592,234
Net appreciation in investments	$ 306,817,268

NOTE 5 - RELATED PARTIES

The Plan sponsor is a related party. At December 31, 2013 and 2012, the Plan held an investment of 11,050,178 and 11,023,802 shares of Gannett Co., Inc. common stock, respectively. The fair market value of the common stock at December 31, 2013 and 2012 was $326,864,265 and $198,538,674, respectively.

Certain Plan investments are shares of a short term investment fund managed by Northern Trust. Northern Trust is the trustee and therefore these transactions qualify as party-in-interest transactions. No fees were paid by the Plan to Northern Trust for investment management services related to this short term investment fund for the year ended December 31, 2013.

NOTE 6 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2013 to the Plan's Form 5500:

Net assets available for benefits per the financial statements	$1,586,189,458
Add: Adjustment from contract value to fair value for fully benefit–responsive investment contracts at December 31, 2013	2,085,319
Net assets available for benefits per the Form 5500	$1,588,274,777

A reconciliation of total additions to Plan assets reported in the financial statements to the total income plus transfers reported on line 2 (d) of Form 5500 Schedule H. Part II, for the year ended December 31, 2013 is presented below.

Total additions reported in the financial statements	$443,734,097
Less: Adjustment from contract value to fair value for fully benefit-responsive investment contracts at December 31, 2012	(5,475,763)
Add: Adjustment from contract value to fair value for fully benefit-responsive investment contracts at December 31, 2013	2,085,319
Add: Qualified Plan Rollover Disbursements for the year ended December 31, 2013	3,977,933
Total additions reported on Form 5500	$444,321,586

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2013 to the Form 5500:

Benefits paid to participants per the financial statements	$197,389,155
Add: Qualified Plan Rollover Disbursements for the year ended December 31, 2013	3,977,933
Benefits paid to participants per Form 5500	$201,367,088

NOTE 7 - RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate risk, market risk and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

NOTE 8 – FAIR VALUE MEASUREMENTS

Fair value is defined under ASC 820 as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 Inputs to the valuation methodology include:

- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in markets that are not active;
- Observable inputs other than quoted prices that are used in the valuation of the asset or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals);
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Below is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2013 and 2012.

Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

Guaranteed investment contracts: Valued at fair value by discounting the related future cash flows utilizing current yields of market instruments with comparable durations considering the credit-worthiness of the issues. Since the participants transact at contract value, fair value is determined annually for financial statement reporting purposes only. In determining the reasonableness of the methodology, Plan management evaluates a variety of factors including review of existing contracts, economic conditions, industry and market developments, and overall credit ratings. Certain unobservable inputs are assessed through review of contract terms (for example, duration or payout date) while others are substantiated utilizing available market data (for example, swap curve rate). The fair value of synthetic guaranteed investment contract wrappers is not significant to the financial statements and has not been separately presented.

Index funds, target maturity funds, and stable value collective investment trust: Valued at the net asset value (NAV) established by the fund manager on a daily basis. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchased and sales) may occur daily and investments are redeemable at any time.

Liquidity funds: Consist of cash or cash equivalents, including investments in money market funds or other short-term investment funds providing daily liquidity, and are valued at cost, which approximates fair value.

Mutual funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily NAV and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Self-directed brokerage accounts: Consists entirely of actively traded mutual funds, which are valued using unadjusted quoted prices for identical assets from publicly available pricing sources.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values, for certain investments. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2013:

	Level 1	Level 2	Level 3	Total
Common stock				
Gannett Co., Inc. company stock	$326,864,265	$ -	$ -	$ 326,864,265
Large cap growth	62,374,577	-	-	62,374,577
Guaranteed investment contracts	-	-	8,599,190	8,599,190
Collective trust funds				
Target maturity fund [a]	-	246,338,018	-	246,338,018
Stable value funds [b]	-	178,883,676	-	178,883,676
Index funds	-	133,799,051	-	133,799,051
Liquidity fund	-	21,983,156	-	21,983,156
Mutual fund	554,602,402	-	-	554,602,402
Self-directed brokerage account	18,692,834	-	-	18,692,834
Total assets at fair value	$962,534,078	$581,003,901	$8,599,190	$1,552,137,169

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2012:

	Level 1	Level 2	Level 3	Total
Common stock				
Gannett Co., Inc. company stock	$198,538,674	$ -	$ -	$ 198,538,674
Large cap growth	47,474,973	-	-	47,474,973
Guaranteed investment contracts	-	-	26,666,622	26,666,622
Collective trust funds				
Target maturity fund [a]	-	152,775,619	-	152,775,619
Stable value funds [b]	-	186,123,366	-	186,123,366
Index funds	-	90,407,489	-	90,407,489
Liquidity fund	-	20,533,141	-	20,533,141
Mutual funds	564,682,510	-	-	564,682,510
Self-directed brokerage account	14,421,443	-	-	14,421,443
Total assets at fair value	$825,117,600	$449,839,615	$26,666,622	$1,301,623,837

(a) Target maturity funds offer portfolios with asset allocations designed for varying retirement dates or the year in which one expects to start drawing on their retirement assets. These portfolios (consisting of collective investment trusts and/or mutual funds) share the common goal of first growing and then later preserving principal and may contain a mix of U.S. common stocks, International stocks, Developed Real Estate securities, Treasury Inflation Protected securities, U.S. issued bonds and cash. There are currently no redemption restrictions on these investments. The fair values of the investments are based upon a tree-level hierarchy for fair-value measurements based upon U.S. GAAP disclosure requirements. Investments in the underlying components are valued at their Net Asset Value each business day.

(b) This class includes common/collective trust funds that are designed to protect capital with low-risk investments and includes cash, bank notes, corporate notes, government bills and various short-term debt instruments. There are currently no redemption restrictions on these investments. The fair values of the investments in this class have been estimated using the net asset value per share.

The table below sets forth a summary of changes in the fair value of the Plan's level 3 assets for the year ended December 31, 2013:

Guaranteed Investment Contracts

Balance, beginning of year	$ 26,666,622
Total gains or losses (realized or unrealized) including changes in net assets	(924,233)
Purchases	1,024,717
Sales	(11,207,011)
Settlement	(6,960,905)
Balance, end of year	$ 8,599,190
Total gains or losses included in changes in net assets attributable to the change in unrealized gains or losses relating to assets still held at the reporting date	$ (988,547)

The following table represents the Plan's level 3 financial instruments, the valuation techniques used to measure the fair value of those financial instruments, and the significant unobservable inputs and the ranges of values for those inputs.

December 31, 2013

Instrument	Fair Value	Principal Valuation Technique	Unobservable Inputs	Range of Significant Input Values	Weighted Average
Guaranteed investment contract	$ 8,599,190	Discounted cash flow	Swap yield rates Duration Payout date Payout percentage	0.58% 0.5 – 1.0 years 6/30/14 – 12/31/14 50% - 100%	0.75%

December 31, 2012

Instrument	Fair Value	Principal Valuation Technique	Unobservable Inputs	Range of Significant Input Values	Weighted Average
Guaranteed investment contract	$26,666,622	Discounted cash flow	Swap yield rates Duration Payout date Payout percentage	0.39% - 0.84% 0.25 – 2.0 years 3/31/13 – 12/31/14 33% - 100%	0.73%

THE GANNETT CO., INC. 401(k) SAVINGS PLAN
EIN: 16-0442930401 Plan #: 100
SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2013

Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost**		Current Value
Gannett Co., Inc. Common Stock *	Employer Securities	$222,861,365	$	326,864,265
Northern Trust Short Term Investment Fund*	Liquidity Fund		$	21,983,156
Principal Life Insurance	Guaranteed Investment Contract 5.90% due 2014		$	8,599,190
Prudential Insurance Company GA-62387	Guaranteed Investment Contract 1.40%			
Dwight 2013	Fixed income		$	3,268,149
Dwight 2014	Fixed income			13,297,931
Dwight 2015	Fixed income			13,126,708
Dwight 2016	Fixed income			14,613,697
Dwight 2017	Fixed income			12,927,170
Dwight Intermediate Core Funds	Fixed income			15,532,599
Street Bank 107094	Guaranteed Investment Contract 1.51%			
Dwight 2013	Fixed income			2,350,862
Dwight 2014	Fixed income			9,595,800
Dwight 2015	Fixed income			9,835,428
Dwight 2016	Fixed income			10,162,798
Dwight 2017	Fixed income			9,294,501
Dwight Intermediate Core Funds	Fixed income			11,793,089
Monumental AEGON MDA00961TR State	Guaranteed Investment Contract 1.51%			
Dwight 2013	Fixed income			2,353,188
Dwight 2014	Fixed income			9,605,294
Dwight 2015	Fixed income			9,845,158
Dwight 2016	Fixed income			10,172,852
Dwight 2017	Fixed income			9,303,696
Dwight Intermediate Core Funds	Fixed income			11,804,756
Total Fixed Income			$	178,883,676
Participant Loans *	Interest rates ranging from 4.25% to 7.50% with maturities of 5 years or less		$	21,167,056

THE GANNETT CO., INC. 401(k) SAVINGS PLAN
EIN: 16-0442930401 Plan #: 100
SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2013

Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost**		Current Value
AllianceBernstein	Target Maturity Fund – 2005		$	2,121,113
AllianceBernstein	Target Maturity Fund – 2010			2,585,205
AllianceBernstein	Target Maturity Fund – 2015			21,854,451
AllianceBernstein	Target Maturity Fund – 2020			43,254,085
AllianceBernstein	Target Maturity Fund – 2025			52,378,641
AllianceBernstein	Target Maturity Fund – 2030			39,345,859
AllianceBernstein	Target Maturity Fund – 2035			33,425,813
AllianceBernstein	Target Maturity Fund – 2040			23,425,255
AllianceBernstein	Target Maturity Fund – 2045			17,831,941
AllianceBernstein	Target Maturity Fund – 2050			8,529,625
AllianceBernstein	Target Maturity Fund – 2055			1,586,030
Total Target Maturity Funds			$	246,338,018
American EuroPacific Growth Fund	Mutual Fund		$	102,460,817
Delaware Pooled Large Cap Equity Growth	Mutual Fund			33,269,961
Dodge & Cox Balanced Fund	Mutual Fund			122,031,449
Dreyfus Cash Management Fund	Mutual Fund			45,205,536
Pimco Total Return Fund	Mutual Fund			84,458,074
Vanguard S&P 500 Fund	Mutual Fund			127,920,959
NFJ Div Value	Mutual Fund			26,329,808
Cramer Rosenthal McGlynn	Mutual Fund			2,251,314
Capital Guardian EM Market Eq	Mutual Fund			2,888,035
Wasatch	Mutual Fund			2,168,893
Blackrock Int Equity Ind	Mutual Fund			3,443,887
PIMCO All Asset Inst	Mutual Fund			2,173,669
Total Mutual Funds			$	554,602,402
BlackRock Russell 1000 Growth Index	Index Fund		$	65,810,749
BlackRock Russell 1000 Value Index	Index Fund			52,919,485
BlackRock Bond Index	Index Fund			3,364,657
Blackrock 2500 Ind	Index Fund			6,899,887
Urdang SEC Mgt Reit	Index Fund			4,804,273
Total Index Funds			$	133,799,051

THE GANNETT CO., INC. 401(k) SAVINGS PLAN
EIN: 16-0442930401 Plan #: 100
SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2013

Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost**	Current Value
Abbott Lab Com	Common Stock		$ 111,157
ADB Baidu Inc Sponsored ADR	Common Stock		462,488
ADR ARM HLDS PLC Sponsored ISIN	Common Stock		476,238
ADR BP P L C Sponsored ADR	Common Stock		1,174,904
ADR Royal Dutch Shell PLC Sponsored ADR REPSTG A SHS	Common Stock		866,857
Alexion Pharmaceuticals Inc Com	Common Stock		425,792
Amazon Com Inc Com	Common Stock		1,210,328
American Express Co	Common Stock		417,358
American International Group Inc Com	Common Stock		931,662
Ameircan Tower Corp	Common Stock		427,037
Amgen Inc Com	Common Stock		605,048
Apple Inc Com Stk	Common Stock		841,665
Applied Material Inc Com	Common Stock		290,116
Assurant Inc Com	Common Stock		836,262
Avnet Inc Com	Common Stock		1,210,819
Baker Hughes Inc Com	Common Stock		895,212
Bank of America Corp	Common Stock		648,490
Becton Dickinson & Co Com	Common Stock		544,163
Biogen IDEC Inc Com Stk	Common Stock		685,387
Blackrock Inc Com Stk	Common Stock		596,546
Borg Warner Inc Com	Common Stock		396,961
Bristol Myers Squibb Co Com	Common Stock		287,010
Catamaran Corp Com	Common Stock		275,384
CBS Corp New CL B	Common Stock		442,993
Celgene Corp Com	Common Stock		1,039,104
Cerner Corp Com	Common Stock		362,310
Chipotle Mexican Grill Inc Com Stk	Common Stock		218,440
Cigna Corporation	Common Stock		754,515
Citigroup Inc Com New Com New	Common Stock		672,063
Cognizant Tech Solutions Corp CL A	Common Stock		434,214
Costco Wholesale Corp New Com	Common Stock		285,624
CVS Caremark Corp Com Stk	Common Stock		390,056
Danaher Corp Com	Common Stock		880,080
Delta Air Lines Inc Del Com New Com New	Common Stock		222,507
Dollar Gen Corp New Com	Common Stock		539,864
Ebay Inc Com USD0.001	Common Stock		513,222
Ecolab Inc Com	Common Stock		349,304
Estee Lauder Companies Inc CL A USD0.01	Common Stock		346,472
Exxon Mobil Corp Com	Common Stock		791,890
Facebook Inc CL A CL A	Common Stock		579,396
Gen Mtrs Co Com	Common Stock		634,507
Gilead Sciences Inc	Common Stock		672,592
Goldman Sachs Group Inc Com	Common Stock		753,355
Google Inc CL A CL A	Common Stock		1,400,888
Hewlett Packard Co Com	Common Stock		1,403,896
Hilton Worldwide Hldgs Inc Com	Common Stock		271,450
Hospitality PPTYS TR Com	Common Stock		510,191
ING U S Inc Com	Common Stock		599,308

THE GANNETT CO., INC. 401(k) SAVINGS PLAN
EIN: 16-0442930401 Plan #: 100
SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2013

Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost**	Current Value
Interpublic Group Companies Inc Com	Common Stock		$ 921,728
Invesco Ltd Com Stk USD0.20	Common Stock		784,420
JPMorgan Chase & Co Com	Common Stock		956,148
KS CY Southn	Common Stock		148,596
L-3 Communications Hldg Corp Com	Common Stock		609,102
LAB Corp Amer Hldgs Com New	Common Stock		447,713
Legg Mason Inc Com	Common Stock		1,018,519
Liberty Global PLC USD0.01 A	Common Stock		409,354
Linkedin Corp CL A	Common Stock		278,627
Lowes Cos Inc Com	Common Stock		391,445
Mastercard Inc CL A	Common Stock		643,304
McKesson Corp	Common Stock		213,048
Metlife Inc Com Stk USD0.01	Common Stock		771,056
Microsoft Corp Com	Common Stock		787,902
Monsanto Co New Com	Common Stock		1,031,468
Morgan Stanley Com Stk USD0.01	Common Stock		1,113,280
News Corp New CL A CL A	Common Stock		343,732
News Corp New CL B CL B	Common Stock		520,636
Nike Inc CL B	Common Stock		511,160
Noble Energy Inc Com	Common Stock		381,416
NXP Semiconductors N V Com Stk	Common Stock		257,208
Omnicom Group Inc Com	Common Stock		764,152
On Semiconductor Corp Com	Common Stock		90,030
Oracle Corp Com	Common Stock		1,107,627
Owens Corning New Com Stk	Common Stock		738,050
Parker-Hannifin Corp Com	Common Stock		363,408
Partnerre Hldg Ltd Com Stk	Common Stock		556,143
PNC Financial Services Group Com Stk	Common Stock		701,478
Precision Castparts Corp Com	Common Stock		592,460
Priceline Com Inc Com New Stk	Common Stock		1,197,272
Qualcomm Inc Com	Common Stock		452,925
Ralph Lauren Corp CL A CL A	Common Stock		308,998
Range Res Corp Com	Common Stock		337,240
Ross Stores Inc Com	Common Stock		329,692
Salesforce Com Inc Com Stk	Common Stock		838,888
SBA Communications Corp CL A Com	Common Stock		381,820
Schlumberger Ltd Com Com	Common Stock		576,704
Schwab Charles Corp Com New	Common Stock		236,600
Servicenow Inc	Common Stock		218,439
Staples Inc Com	Common Stock		772,651
Starbucks Corp Com	Common Stock		823,095
State Str Corp Com	Common Stock		603,633
Superior Energy Svcs Inc Com	Common Stock		1,061,074
TE Connectivity LTD	Common Stock		511,145
Twenty-first Centy Fox Inc CL A CL A	Common Stock		663,143
UBS AG SHS Com	Common Stock		697,331
ULTA Salon Cosmetics & Fragrance Inc	Common Stock		289,560

THE GANNETT CO., INC. 401(k) SAVINGS PLAN
EIN: 16-0442930401 Plan #: 100
SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2013

Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost**	Current Value
Union Pac Corp Com	Common Stock		$ 1,251,600
United Technologies Corp Com	Common Stock		466,580
URS Corp New Com	Common Stock		735,236
Visa Inc Com CL A Stk	Common Stock		1,269,276
Walt Disney Co	Common Stock		385,820
Workday Inc CL A Com USD0.001	Common Stock		49,896
Wynn Resorts LTD Com	Common Stock		368,999
Zoetis Inc Com USD0.01 CL 'A'	Common Stock		408,625
Total Large Cap Growth Funds			$ 62,374,577
Charles Schwab	Self-Directed Brokerage Account		$ 18,692,834
Total Investments			$ 1,573,304,225

* Represents a party-in-interest
** Cost information for participant directed investments is not required.

SIGNATURES

The Gannett Co., Inc. 401(K) Savings Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Gannett Co., Inc
401(k) Savings Plan

Date: June 27, 2014

By:
Kevin Lord
Senior VP, Chief Human Resource Officer

EXHIBITS

Exhibit Number	Description of Exhibit
23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

Exhibit 23.1

Consent of Ernst & Young LLP,
Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements (Form S-8 Nos. 333-163576 and 333-154846) pertaining to The Gannett Co., Inc. 401(k) Savings Plan (the Plan) of our report dated June 27, 2014, with respect to the financial statements and schedule of the Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2013.

Ernst & Young LLP

McLean, Virginia
June 27, 2014